United States
               Securities and Exchange Commission
                     Washington, D.C.  20549




                          SCHEDULE 13G


Under the Securities Exchange Act of 1934

(Amendment No.1)

Trescom International Incorporated

(Name of issuer)

Common Stock

(title of class securities)

                            895307106
                         (CUSIP number)




          Check if a fee is being paid with this statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See rule 13d-7).

CUSIP No. 895307106						        Schedule 13G

1 - NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	 Eaton Vance Management
     	 #04-3101341

2 - CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)
 	(b)     Group Disclaimed							_X_

3 - SEC USE ONLY


4 - CITIZENSHIP OF PLACE OF ORGANIZATION

     Boston, Massachusetts

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
  WITH:

     5 - SOLE VOTING POWER                450,000 Shares

     6 - SHARED VOTING POWER				  0 Shares

     7 - SOLE DISPOSITIVE POWER		 450,000 Shares

     8 - SHARED DISPOSITIVE POWER			  0 Shares


9 - AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     450,000 Shares

10 - CHECK BOX IF THE AGGREGATE AMOUNT ON ROW (9) EXCLUDES CERTAIN
     SHARES

11 - PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW 9

     3.8%

12 - TYPE OF REPORTING PERSON

     IA

 CUSIP No. 895307106						        Schedule 13G


Item 1(a) Name of Issuer:

	Trescom International Incorporated

Item 1(b) Address of Issuer's Principal Executive Office:

     200 East Broward Blvd., Ft. Lauderdale, FL 33301

Item 2(a) Name of Person Filing:

     Eaton Vance Management

Item 2(b) Address of Principal Business Office of Person Filing:

     24 Federal Street, Boston, Massachusetts 02110

Item 2(c) Citizenship:

     United States

Item 2(d) Title of Class of Securities:

     Common Stock

Item 2(e) CUSIP Number

     895307106

Item 3    Eligibility to File Schedule 13G:

Eaton Vance Management, including its subsidiaries, is an investment adviser registered under Section 203 of the Investment Adviser Act of 1940, and acts as investment adviser to investment companies registered under Section 8 of the Investment Company Act of 1940.

Item 4    Ownership:

(a)	As of June 30, 1997:

1. Total Return Portfolio, a New York State Trust, beneficially owned 450,000 of the issuers common stock (or 3.8% of the 11,821,000 shares believed to be outstanding)





By virtue of rule 13d-3(a)(2) under the Securities Exchange 	Act of 1934,
Eaton Vance Management, including its subsidiaries, in its capacity as investment adviser may be deemed the beneficial owner of 450,000 of the issuers Common Stock (or 3.8% of the 11,821,000 shares believed to be outstanding), in as much as said investment adviser has investment power with respect to such shares.

(b)	As of June 30, 1997:

1. Total Return Portfolio, a New York State Trust, has the sole power to vote or to direct the vote of 450,000 of the issuers common stock and the sole power to dispose or direct the disposition of 450,000 of the issuers Common Stock.


Item 5    Ownership of Five Percent or Less of a Class:

	This report is being filed to report the fact that as of June 30, 1997 Eaton
Vance Management has ceased to be the beneficial owner of more than 5 percent of the common shares of Trescom International Incorporated.


Item 6    Ownership of More than Five Percent on Behalf of Another
          Person:

     Not applicable

Item 7    Identification and Classification of the Subsidiary 			Which
Acquired the Security Being Reported on by the 			Parent Holding Company:

     Not applicable

Item 8    Identification and Classification of Members of the
          Group:

     Not applicable

Item 9    Notice of Dissolution of Group:

     Not applicable



Item 10   Certification:

DISCLAIMER

Eaton Vance Management disclaims and each Fund and account referred to herein disclaims that it acts or has ever acted (or has ever agreed to act) with any other person (including, without limitation, any one or more of the other entities referred to in this statement or any associate thereof) as a general partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding, voting or disposing of equity securities of the issuer within the meaning of Section 13(d)(3) of the Secur


CERTIFICATION AND SIGNATURE

Eaton Vance Management certifies that it is a person entitled to file statements on Schedule 13G under Rule 13d-1(b)(1) promulgated under the Securities Exchange Act of 1934, and the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect .

After reasonable inquiry and to the best of its knowledge and belief, Eaton Vance Management certifies that the information set forth in this Amendment is true, complete and correct.

                                   EATON VANCE MANAGEMENT



July 7, 1997  		               By: Michelle A. Alexander
                                   Assistant Vice President





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